PROSPECTUS SUPPLEMENT                             Filed Pursuant to 424(b)(2)
(To Prospectus dated May 2, 2006)                 Registration No. 333-133482


                                  DryShips Inc.

                          Up to 5,000,000 Common Shares


     We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares offered by this prospectus supplement and the accompanying prospectus dated May 2, 2006. In accordance with the terms of the sales agreement, and except as noted below, we may offer and sell up to 5,000,000 of our common shares, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares.

     Our common shares are listed on The Nasdaq National Market under the symbol "DRYS." The last reported sale price of our common shares on The Nasdaq National Market on May 8, 2006 was $10.04 per share.

     Sales of our common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be "at-the-market" equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq National Market, the exisitng trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law.

     Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.50% of the gross proceeds of the sale of any of the 5,000,000 common shares referenced herein that are sold in "at-the-market" offerings, and 4.0% of the gross proceeds of the sale of any of those shares in negotiated transactions. In connection with the sale of the common shares on our behalf, Cantor Fitzgerald & Co. may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

     Investing in our common shares involves risks. See the risk factors in beginning on page 5 of the accompanying prospectus to read about the risks you should consider before purchasing our common shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                             Cantor Fitzgerald & Co.

             The date of this prospectus supplement is May 10, 2006

                               PROSPECTUS SUMMARY

     Unless  the  context  otherwise  requires,   as  used  in  this  prospectus
supplement, the terms "Company," "we," "us," and "our" refer to DryShips Inc. and all of its subsidiaries.

     We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

     On April 19, 2006, we took delivery of m.v. Hille Oldendorff, a 2005 built, 55,566 dwt Handymax drybulk carrier.

     On April 20, 2006, we entered into a Memorandum of Agreement for the purchase of the m.v. Atacama 2001 built, 75,941 dwt Panamax drybulk carrier. The vessel will be renamed Maganari.

     Following the delivery of the Atacama, our fleet of 29 vessels consists of four Capesize drybulk carriers, 22 Panamax drybulk carriers and three Handymax drybulk carriers.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at December 31, 2005:

     o    on an actual basis;

     o on an adjusted basis to give effect to (i) the aggregate payment of $12.1 million of dividends in January 2006 and April 2006 (declared in January 2006 and April 2006, respectively), (ii) the payment of $30.4 million in accordance with the loan repayment schedule of the loans outstanding at December 31, 2005 and (iii) the drawdown of $ 553.3 million (gross of unamortized deferred financing costs of $2.4 million) under our new senior secured credit facility of up to $628.7 million which was used to repay $498.0 million (gross of unamortized deferred financing costs of $3.0 million) of indebtedness under our previous credit facilities, to fund a portion ($26.7 million) of the purchase price of the Hille Oldendorff which was delivered on April 19, 2006 and for working capital purposes;

     o on a further adjusted basis giving effect to our issuance and sale of 5,000,000 shares of common stock in this offering at an assumed offering price of $10.04 per share, the last reported closing price of our common shares on May 8, 2006, net of issuance costs of $2.3 million.

                                                                       As of December 31, 2005
                                                                                                  As Further
                                                         Actual           As Adjusted (1)        Adjusted (2)
                                                     ----------------    ------------------    ------------------
                                                                   (in thousands of U.S. dollars)
Debt:
Current portion of long term debt                         $  107,738             $  35,820             $  35,820
Total long term debt, net of current portion                 417,615               515,069               515,069
                                                     ----------------    ------------------    ------------------
Total debt                                                   525,353               550,889               550,889
                                                     ----------------    ------------------    ------------------

Stockholders' equity:
Preferred stock, $0.01 par value; 30,000,000
shares authorized, none issued                                     -                     -                     -
Common stock, $0.01 par value; 45,000,000
shares authorized; 30,350,000 shares issued
and outstanding at December 31, 2005                             304                   304                   354
Additional paid-in capital                                   264,600               264,600               312,492
Retained earnings                                             91,597                79,457                79,457
                                                     ----------------    ------------------    ------------------
Total stockholders' equity                                   356,501               344,361               392,303
                                                     ----------------    ------------------    ------------------

Total capitalization                                      $  881,854            $  895,250            $  943,192
                                                     ================    ==================    ==================

-------------------
(1) There have been no significant changes to our capitalization since December 31, 2005, as so adjusted.

(2) Assumes a sale price of $10.04 per share, which was the last reported closing price of our common shares on May 8, 2006. Actual sale prices may differ.


                                    EXPENSES

     The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

                        SEC registration fee                           $ 16,050
                                                                       --------
                        NASD Fee                                       $ 15,500
                                                                       --------
                        Legal fees and expenses                        $150,000
                                                                       --------
                        Accounting fees and expenses                   $ 59,500
                                                                       --------
                        Miscellaneous                                  $  8,950
                                                                       --------
                        Total                                          $250,000
                                                                       =========

23113 0002 668997